Jerrick Media Holdings, Inc.

2050 Center Avenue, Suite 640

Fort Lee, New Jersey 07024

December 19, 2018

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc.
Registration Statement on Form S-1
File No. 333-213405

Ladies and Gentleman:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Jerrick Media Holdings, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Friday, December 21, 2018, or as soon thereafter as possible.

Very Truly Yours,

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer
Jerrick Media Holdings, Inc.